SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________

FORM 11-K
__________________________________________

[ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM _____ TO _____
For the fiscal year ended December 31, 2014

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-08052
__________________________________________

LIBERTY NATIONAL LIFE INSURANCE COMPANY
401(K) PLAN
3700 South Stonebridge Drive
McKinney, Texas 75070
469-525-4253
(Full title of the Plan)
__________________________________________

TORCHMARK CORPORATION
3700 South Stonebridge Drive
McKinney, Texas 75070
972-569-4000

(Name of issuer of the securities held pursuant to the plan)
__________________________________________

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

Contents

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM         3

FINANCIAL STATEMENTS

STATEMENT OF NET ASSET AVAILABLE FOR BENEFITS                 4

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS         5

NOTES TO FINANCIAL STATEMENTS                             6-12

SUPPLEMENTAL INFORMATION                             13

SCHEDULE OF ASSETS (HELD AT THE END OF THE YEAR)                 14

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of the
Liberty National Life Insurance Company 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Liberty National Life Insurance Company 401(k) Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan's control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Lane Gorman Trubitt, PLLC

Dallas, Texas
June 29, 2015

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN

Statement of Net Assets Available for Benefits

	December 31,
Assets	2014	2013
Investments, at fair value:
Torchmark Corporation common stock	$2,256,289	$2,441,093
Waddell & Reed Financial, Inc. class A common stock	—	41,221
Pooled separate accounts	5,513,468	5,460,742
Unallocated annuity contract	2,752,471	2,594,338
Short-term investments	81,411	104,031

	$10,603,639	$10,641,425

Notes receivable from participants	313,680	376,356
Accrued investment income	5,277	5,310
Net assets available for benefits at fair value	10,922,596	11,023,091
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(109,041)	(66,734)
Net assets available for benefits	$10,813,555	$10,956,357

The accompanying notes are an integral part of these financial statements.

See Report of Independent Registered Public Accounting Firm

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

	December 31,
	2014	2013
Investment income:
Cash dividends- Torchmark and Waddell & Reed common stock	$22,722	$31,126
Dividends on pooled separate accounts and unallocated annuity contract	77,722	74,518
Interest income- notes receivable from participants	14,502	17,203
Interest income- short-term investments	—	18
	114,946	122,865

Net appreciation in fair value of investments	504,342	2,238,408

Contributions
Participant contributions	594,626	895,875
Rollover contributions	10,000	23,206
Employer contributions	172,487	146,617
	777,113	1,065,698

Total additions	1,396,401	3,426,971

Benefits paid to participants	1,539,203	2,706,591
Net increase in net assets	(142,802)	720,380

Net assets available for benefits:
Beginning of plan year	10,956,357	10,235,977
End of plan year	$10,813,555	$10,956,357

The accompanying notes are an integral part of these financial statements.

See Report of Independent Registered Public Accounting Firm

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Liberty National Life Insurance Company 401(k) Plan (the “Plan”) was adopted on December 28, 1995 by the Board of Directors of Liberty National Life Insurance Company (“Liberty National”) and became effective as of January 1, 1995.

Valuation of Investments

The investment in common stock of Torchmark Corporation (“Torchmark”), the parent company of Liberty National, is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Torchmark common stock at December 31, 2014 and 2013 was $54.17 and $78.15, respectively.

The investment in Waddell & Reed Financial, Inc. (“Waddell & Reed”) common stock is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Waddell & Reed common stock at December 31, 2013 was $65.12. The Plan sold all their remaining shares of Waddell & Reed common stock during 2014.

Short-term investments / mutual funds are valued at the net asset value of shares.

The purchases and sales of securities are recorded on a trade-date basis.

The Plan offers a choice of various mutual funds via pooled separate accounts including (i) money market and bond funds which invest primarily in securities issued or guaranteed by the U.S. Treasury and certain U.S. Government agencies and municipalities that provide income that is generally not subject to state income tax, (ii) fixed-income mutual funds which invest in a diversified group of high-quality, fixed income investments, and, (iii) equity funds which invest in common stocks and consist of several individual investment options for various levels of risk tolerance. Investments in pooled separate accounts are recorded at the fair value of the underlying investments.

The Plan offers an investment in an unallocated annuity contract of the Plan trustee. The trustee maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by the trustee. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Contract value is equal to contributions received plus interest credited, less payments, withdrawals or transfers. The interest rate credited on the unallocated annuity contract varies based on a formula determined by the Plan trustee, but will not be less than a guaranteed floor interest rate determined annually. The rate for 2014 and 2013 was 3.00%. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value, for example, the Plan may not withdraw more than 20% of the beginning of the year balance of the contract without incurring a penalty. Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. The trustee may not terminate the contract at any amount less than contract value.

United States Generally Accepted Accounting Principles (“US GAAP”) requires investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the unallocated annuity contract and the adjustment from fair value to contract value. The accompanying statements of changes in net assets available for benefits are prepared on a contract value basis. The fair value of the Plan’s interest in the unallocated annuity contract is based on information reported by the issuer at year end. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting.

See Report of Independent Registered Public Accounting Firm

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with US GAAP requires the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statements of net assets available for benefits.

Revenue Recognition

Dividend and interest income is recorded as earned. Torchmark and Waddell & Reed dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis.

Administrative Expenses

Administrative expenses of the Plan are paid by Liberty National and its affiliates. The Plan has no obligation to reimburse the administrative expenses paid on its behalf.

Federal Income Taxes

Liberty National received a determination letter dated October 12, 2011, from the Internal Revenue Service (“IRS”) stating that the Plan qualifies under Section 401(k) of the Internal Revenue Code (“IRC”) and, therefore, is exempt from federal income tax. Although the Plan has been amended since receiving the determination letter, the administrative committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Recently Issued Accounting Policies

In May 2015, the Financial Accounting Standards Board ("FASB") issued an accounting standards update that provides guidance for certain entities that calculate net asset value per share. The guidance removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient. This guidance is effective retrospectively for the year ending December 31, 2016, with early adoption permitted. The Plan is currently evaluating the impact of the adoption of this guidance on the Plan's financial statements.

NOTE B - DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

See Report of Independent Registered Public Accounting Firm

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE B - DESCRIPTION OF PLAN (Continued)

Participant Contributions

To be eligible to participate, an employee must have been hired on or after January 1, 1995 and must complete a year of credited service with a sponsoring employer. Eligible employees, upon enrollment, can contribute up to 30% of their annual compensation, subject to certain limitations, and can direct the investment in their participant and employer accounts. No employee hired by an employer after December 31, 2011 (after October 31, 2012 for an employee who is classified, treated or otherwise characterized by the employer as a general agent, trainer, agent, branch manager, regional manager or any other individual whose primary duty involve the direct sale of insurance, regardless of the mode of compensation) shall become a participant in the Plan, and not former Participant who is classified, treated or otherwise characterized by the Employer as a general agent, trainer, agent, branch manager, regional manager, district manager, broker, solicitor, unit manager, assistant unit manager or any other individual whose primary duty involves the direct sale of insurance, regardless of the mode of compensation) shall re-enter the Plan.

Participating Employer Contributions

Participating employers contribute to the Plan out of their current or accumulated earnings for the year, an amount equal to 35% of a participant’s contributions (limited to 6% of a participant's compensation).

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s matching contribution and allocations of Plan investment earnings based on the pro rata ownership share of the investment that generated the earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Notes Receivable from Participants

Any actively employed participant may apply for a Plan loan. The minimum loan amount is $1,000, and the maximum loan amount is the lesser of $50,000 reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the participant during the one year period ending on the day before the loan is made or 50% of the participant’s vested account balance. A participant may not take more than one loan per calendar year, and a participant may not have more than one outstanding loan at a time. Loans are secured by the participants’ account balances. Loan repayments of principal and interest are made by payroll deduction over a reasonable time period not to exceed 60 months. Currently, the loan interest rate is determined by the trustee using the prime interest rate published in the Wall Street Journal on the last business day of the month plus 1%.

Notes Receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the loan to be in default, the loan balance is reduced and a benefit payment is recorded. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Participating Employers

At the end of 2014 and 2013, the following company was a participating employer in the Plan:

•	Liberty National, (Birmingham, Alabama)

See Report of Independent Registered Public Accounting Firm

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE B - DESCRIPTION OF PLAN (Continued)

Vesting Provisions

Participants have a fully vested and non-forfeitable interest in their own account. For participants with one or more hours of credited service on or after January 1, 2002, the participant's employer account is vested in accordance with the following schedule:

Years of Credited Service	Applicable Non-Forfeitable Percentage
Less than 2	—%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

For participants with no credited service on or after January 1, 2002, the participant’s employer account is vested in accordance with the following schedule:

Years of Credited Service	Applicable Non-Forfeitable Percentage
Less than 2	—%
2 but less than 3	10%
3 but less than 4	20%
4 but less than 5	40%
5 but less than 6	60%
6 but less than 7	80%
7 or more	100%

Benefit Payment Provisions

Participants who terminate may withdraw all or part of their participant account and the vested portion of their employer account. All benefits under this Plan shall be paid as single sums. The participant can take payments in cash or shares. Withdrawals prior to termination of employment are allowed only under prescribed hardship conditions as defined in the Plan agreement or subsequent to age 59 ½ for any reason. Benefits are recorded when paid. Participants are charged a $25 fee for processing a hardship withdrawal or a withdrawal after age 59 ½. These fees are deducted from the proceeds paid to the participant and are reflected in the financial statements in “Benefits paid to participants.”

Termination of the Plan

Although it has expressed no intent to do so, Liberty National has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is partially or completely terminated, each affected participant will become fully vested in his employer contribution account.

Forfeitures

If an employee incurs five consecutive “one year breaks in service” for any reason other than death or normal retirement, and is not 100% vested in the employer contribution account, then the non-vested portion of the employer contribution account is forfeited. Forfeitures are applied to reduce subsequent contributions of the employer. The Plan had unallocated forfeitures of $22,798 and $4,788 at December 31, 2014 and 2013, respectively. The Plan applied forfeitures to reduce employer match of $62,043 and $101,376 for 2014 and 2013, respectively.

See Report of Independent Registered Public Accounting Firm

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE C - INVESTMENTS (continued)

The following investments represent 5% or more of the Plan’s net assets available for benefits:

	December 31,
	2014	2013
Fidelity VIP Contrafund	586,700	$570,267
Unallocated annuity contract- Voya Fixed Account	2,752,471	2,594,338
Torchmark Corporation common stock	2,256,289	2,441,093

During the years ended December 31, 2014 and 2013, the Plan’s investments (including realized gains and losses on investments bought and sold, as well as unrealized gains and losses on investments held during the year) appreciated (depreciated) in value as follows:

	December 31,
	2014	2013
Common stocks	$99,310	$1,012,581
Pooled separate accounts	405,032	1,225,827
	$504,342	$2,238,408

NOTE D - FAIR VALUE MEASUREMENTS

US GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2    Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of the observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2014.

Short term investments /mutual funds: Valued at the net asset value of shares held by the Plan at year end.

See Report of Independent Registered Public Accounting Firm

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE D - FAIR VALUE MEASUREMENTS (Continued)

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Pooled separate accounts: Valued at the net asset value of units held by the Plan at year end. The net asset value of these accounts is based on the market value of its underlying investments. The net asset value is not a publicly-quoted price in an active market.

Unallocated annuity contract: Valued by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Common Stocks	$2,256,289			$2,256,289
Short Term Investments	81,411			81,411
Pooled Separate Accounts
Small Cap/ Mid Cap		1,253,605		1,253,605
Large Cap Value		960,252		960,252
Large Cap Growth		780,604		780,604
Global/ International		399,827		399,827
Asset Allocation/ Large Blend		1,610,250		1,610,250
Bonds		262,680		262,680
Balanced		246,250		246,250
Unallocated Annuity Contract			2,752,471	2,752,471
Total Assets at Fair Value	$2,337,700	$5,513,468	$2,752,471	$10,603,639

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Common Stocks	$2,482,314	$—	$—	$2,482,314
Short Term Investments	104,031	—	—	104,031
Pooled Separate Accounts
Small Cap/ Mid Cap	—	1,669,007	—	1,669,007
Large Cap Value	—	947,505	—	947,505
Large Cap Growth	—	324,541	—	324,541
Global/ International	—	515,116	—	515,116
Asset Allocation/ Large Blend	—	1,453,543	—	1,453,543
Bonds	—	341,872	—	341,872
Balanced	—	209,158	—	209,158
Unallocated Annuity Contract	—	—	2,594,338	2,594,338
Total Assets at Fair Value	$2,586,345	$5,460,742	$2,594,338	$10,641,425

See Report of Independent Registered Public Accounting Firm

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE D - FAIR VALUE MEASUREMENTS (Continued)

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31:

	2014	2013
Balance, beginning of year	$2,594,338	$2,623,394
Purchases	343,334	411,690
Sales	(352,948)	(765,810)
Transfers in	300,609	600,310
Transfers out	(175,170)	(131,227)
Change in adjustment to fair value from contract value of fully benefit responsive investment contracts	42,308	(144,019)
Balance, end of year	$2,752,471	$2,594,338

Transfers in and out of level 3 are a result of participants changing their investment mix, and are recognized as of the actual date of the event that caused the transfer.

NOTE E - RELATED PARTY TRANSACTIONS

The participants are allowed to purchase and to subsequently sell the common stock of Torchmark, which is the parent of the Plan sponsor. Such purchases and sales, which are considered party-in-interest transactions, were handled by Investors Bank & Trust, a party-in-interest to the Plan, during 2014 and 2013 based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Torchmark common stock and Waddell & Reed common stock are deposited in an interest-bearing short-term fund. These funds were deposited in the Investors Bank & Trust Investcash Fund.

See Report of Independent Registered Public Accounting Firm

SUPPLEMENTAL INFORMATION

See Report of Independent Registered Public Accounting Firm

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN

Schedule H, Part IV, Line 41
Schedule of Assets (Held at the End of the Year)
E.I.N. 63-0124600
Plan Number 004

December 31, 2014

Identity of Issue	Description of Investment			Cost	Current Value
*Torchmark Corporation	41,652	shares	$1 par value of common stock	**	$2,256,289

*Voya Financial , Inc.	Pooled Separate Accounts:
	19,825	units	BlackRock Health Sciences Opportunities	**	415,152
	1,131	units	Columbia Mid Cap Index Fund	**	20,026
	11,793	units	EuroPacific Growth	**	341,727
	9,251	units	Fidelity VIP Contrafund	**	586,700
	9,458	units	Income Fund of America	**	246,250
	5,186	units	Voya American Century Small Mid Cap Value Portfolio	**	170,051
	3,728	units	Voya GNMA Income	**	64,780
	4,771	units	Voya High Yield Portfolio	**	91,494
	1,151	units	Voya Aggregate Bond Portfolio	**	22,491
	740	units	Voya Templeton Foreign Equity	**	8,250
	13,664	units	Voya T Rowe Price Diversified Midcap Growth Portfolio	**	389,560
	7,153	units	Voya US Stock Index Portfolio	**	143,435
	9,872	units	Lord Abbett Developing Growth Fund	**	221,712
	3,549	units	Lord Abbett Small Cap Value	**	317,322
	161	units	Oppenheimer Developing Markets Fund	**	13,577
	1,457	units	Oppenheimer International Growth	**	36,273
	6,447	units	RidgeWorth Mid Cap Value Equity Fund	**	134,934
	10,241	units	T. Rowe Price 2015 Fund	**	154,103
	655	units	T. Rowe Price 2020 Fund	**	10,245
	24,046	units	T. Rowe Price 2025 Fund	**	387,993
	2,097	units	T. Rowe Price 2030 Fund	**	34,797
	25,512	units	T. Rowe Price 2035 Fund	**	431,248
	1,627	units	T. Rowe Price 2040 Fund	**	27,773
	29,566	units	T. Rowe Price 2045 Fund	**	504,947
	1,508	units	T. Rowe Price 2050 Fund	**	25,727
	1,010	units	T. Rowe Price 2055 Fund	**	17,228
	1,209	units	T. Rowe Price Retirement Income Fund	**	16,189
	16,903	units	T. Rowe Price Blue Chip Growth Fund	**	322,742
	8,169	units	T. Rowe Price Equity Income	**	230,117
	982	units	T. Rowe Price Science & Technology	**	42,710
	2,525	units	Templeton Global Bond	**	70,043
	960	units	Vanguard Total Bond Market Index Fund	**	13,872
					5,513,468

*Voya Financial, Inc.	Unallocated Annuity Contract-ING Fixed Account			**	2,752,471

*Investors Bank & Trust	81,411	shares	Investors Bank & Trust Investcash Fund	**	81,411
					10,603,639

*Participant Loans	Notes receivable from Plan participants, various interest rates, maturing from 1 to 60 months			$—	313,680
*Indicates a party-in-interest to the plan					$10,917,319
**Cost information is omitted when reporting investments that are participant directed

See Report of Independent Registered Public Accounting Firm

Index of Exhibits

99.1
Consent of Deloitte & Touche LLP to the incorporation by reference of their audit report dated February 27, 2015 into Form S-8 of the Liberty National Life Insurance Company 401(k) Plan (Registration No. 33-65507) (incorporated by reference from Exhibit 23 to Form 10-K for the year ended December 31, 2014).

99.2
Consent of Lane Gorman Trubitt, PLLC to the incorporation by reference of their independent registered public accounting firm report of June 29, 2015, into Form S-8 Registration Statement No. 33-65507.

See Report of Independent Registered Public Accounting Firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

LIBERTY NATIONAL LIFE
INSURANCE COMPANY
401(K) PLAN

By: /s/ Frank M. Svoboda
Frank M. Svoboda, Member
Administrative Committee

By: /s/ Cory W. Newman
Cory W. Newman, Member
Administrative Committee

By: /s/ Ben W. Lutek
Ben W. Lutek, Member
Administrative Committee

Date: June 29, 2015

See Report of Independent Registered Public Accounting Firm